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                                    SEC 1344

(7-2000) Persons who potentially are to respond to the collection Previous of information contained in this form are not required Versions to respond to the form unless it displays a currently Obsolete valid OMB control number.

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                    UNITED STATES                 OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                                  3235-0058
                Washington, D.C. 20549            Expires:
                                                  January 31, 2002
                                                  Estimated
                                                  Average burden:
                                                  Hours per
                                                  Response: 2.50
                    FORM 12b-25

              NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                   CUSIP NUMBER
                                                   55972X

       (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                                  [ ] Form N-SAR

                        For Period Ended: March 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

           For the Transition Period Ended:
                                            -------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                    If the notification relates to a portion
                      of the filing checked above, identify




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                 the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

MAGNUM SPORTS & ENTERTAINMENT, INC.

FULL NAME OF REGISTRANT

FORMER NAME IF APPLICABLE

1330 Avenue of the Americas, 39th Floor

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

New York, New York 10019
CITY, STATE AND ZIP CODE

                       PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day /x/ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The financial information necessary to complete the Company's 10QSB for the period ended March 31, 2002 could not be prepared by the Company on a timely basis for its independent accounting firm to conduct its interim review.

                          PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

JOHN R. D'ANGELO (212) 246-7380, EXT. 106
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the



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preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation reasonably anticipates that it will have a net operating loss for the three months ended March 31, 2002 that is substantially less than the net operating loss that it incurred for the three month period ended March 31, 2001. The Corporation anticipates that it will have a net operating loss for the three months ended March 31, 2002 of approximately $78,124 compared to a net operating loss for the three months ended March 31, 2001 of $1,212,000.

                       MAGNUM SPORTS & ENTERTAINMENT, INC.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date 5/13/02           By  /s/ Robert M. Gutkowski
                            ----------------------
                            Robert M. Gutkowski

                             Chief Executive Officer

                                  END OF FILING